ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF NOVEMBER 30, 2023 DATE, TIME AND VENUE: On November 30, 2023, at 03:00 p.m., exclusively held online and remotely, via videoconference, in accordance with CVM Resolution No. 81/2022. CHAIR: Álvaro Felipe Rizzi Rodrigues – Chairman; Leandro Miana Telles – Secretary. QUORUM: Stockholders representing 92.14% % of the common shares of the Company’s capital stock. LEGAL ATTENDANCE: Company’s management members, members of the Supervisory Council and a representative of PricewaterhouseCoopers Auditores Independentes. CALL NOTICE: The General Stockholders’ Meeting was duly called, in accordance with the Call Notice published in the O Estado de S. Paulo newspaper on November 1, 2023 (printed version: page B3 and digital version: page 1), November 2, 2023 (printed version: page B7 and digital version: page 1) and November 3, 2023 (printed version: page B3 and digital version: page 1). REMOTE VOTING: The summarized voting map consolidating the votes cast remotely has been previously disclosed. RESOLUTIONS ADOPTED: 1. Stockholders were informed that these minutes would be drafted in a summarized format. 2. The publication of the minutes omitting the signatures of the stockholders, in accordance with Article 130, paragraph 2, of Law No. 6.404/76 (“Brazilian Corporate Law”) was approved. The waiving of the reading of the “Consolidated Voting Map” and the agenda-related documents was also authorized, since said documents had already been widely disclosed and made available to stockholders and the market. 3. The Protocol and Justification for the Total Spin-off entered into on October 31, 2023 was approved by the management bodies of the Company, BANCO ITAÚ BBA S.A. (“ITAÚ BBA”) and ITAÚ BBA ASSESSORIA FINANCEIRA S.A. (“ITAÚ ASSESSORIA”) (“Protocol and Justification”), which sets forth all the terms and conditions of the Total Spinoff of ITAÚ BBA and its consequent dissolution, through the merger of the spun-off equity portions into the Company and ITAÚ ASSESSORIA (“Acquiring Companies”). The Protocol and Justification is an integral part of these minutes as Attachment I (“Transaction”). SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 4. The appointment and engagement of the expert company PricewaterhouseCoopers Auditores Independentes Ltda. - PwC (“Appraiser”), with head office in the city and state of São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled in the Corporate Taxpayer’s Registry (CNPJ) under the No. 61.562.112/0001-20 and registered in the Regional Accounting Council of the São Paulo State under the No. 2SP000160/O-5, was approved. The Appraiser will be the company responsible for preparing the appraisal report on the book net worth of ITAÚ BBA to be merged into the Acquiring Companies (“Appraisal Report”) as of June 30, 2023 (“Spin-off Date”). 5. The Appraisal Report prepared by the Appraiser based on the balance sheet as of the Spinoff Date, was approved. This Appraisal Report valued ITAÚ BBA’s equity at three billion, eighteen million, forty-one thousand and seven hundred and eighteen Brazilian reais and ninetynine cents (R$3,018,041,718.99), of which the portion of ITAÚ BBA’s assets to be transferred to the Company corresponds to seven hundred and nine million, one hundred and seventy-six thousand and two hundred and seventy-six Brazilian reais and ninety-one centavos (R$709,176,276.91) (“Spun-off Portion IUH”) and the portion of ITAÚ BBA’s assets to be transferred to ITAÚ ASSESSORIA corresponds to two billion, three hundred and eight million, eight hundred and sixty-five thousand and four hundred and forty-two Brazilian reais and eight cents (R$2,308,865,442.08) (“Spun-off Portion Itaú Assessoria”). The Appraisal Report is attached to the Protocol and Justification, which is an integral part of these minutes as Attachment I. 6. The merger into the Company of the Spun-off Portion IUH was approved, in the amount of seven hundred nine million, one hundred and seventy-six thousand, two hundred and seventy-six Brazilian reais and ninety-one cents (R$709,176,276.91), in accordance with the Protocol and Justification. As stated in the Protocol and Justification, taking into consideration that ITAÚ BBA is a wholly-owned subsidiary of the Company, the merger of the Spun-off Portion IUH will not imply a capital increase or that new shares will be issued by the Company. 6.1. It was recorded that, after the Transaction, ITAÚ BBA will be dissolved as a result of the transfers of the Spun-off Portion IUH and the Spun-off Portion Itaú Assessoria to the Acquiring Companies, as applicable. The Acquiring Companies will succeed ITAÚ BBA for all intents and purposes, in accordance with the Protocol and Justification, as it concerns the assets, rights, properties, obligations, contingencies and responsibilities to be transferred to each Acquiring Company. The Company will be responsible for the custody of the accounting and corporate books and for withdrawing ITAÚ BBA’s registration with the Brazilian Federal Revenue Service and other bodies accordingly. 6.2. It was also recorded that the Total Spin-off will be completed on April 30, 2024 and it may be brought forward to the last day of the month prior to this date upon a resolution of the Company’s Board of Officers. In any case, the effectiveness of the Spin-off will be conditioned upon the approval of the Central Bank of Brazil (“BACEN”). If the approval of BACEN takes place after April 30, 2024, the Spin-off will become effective on the last day of the month in which said approval is obtained, in accordance with the amendment introduced by the National Monetary Council (“CMN”), specifically through Article 26, main paragraph, II and paragraph 2, of CMN Resolution No. 4,817/20. Once the Total Spin-off is completed, ITAÚ BBA will SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 be definitively dissolved for any and all purposes and rights, in accordance with Article 219, item II, and Article 229 of Brazilian Corporate Law. 6.3. As there are no minority stockholders nor an exchange ratio or capital increase in the Company, the provision in Article 264 of Brazilian Corporate Law is not applicable. Additionally, nor will Articles 137 and 256 of Brazilian Corporate Law be applicable, since ITAÚ BBA is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING. 7. The Company’s management members, as provided for in its Bylaws, were authorized to perform any and all acts and execute all documents required for the implementation and formalization of the said approved resolutions, in accordance with the Protocol and Justification, as set forth in legislation in force. 8. An amendment to the Company’s Bylaws was approved, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to forty (40) members. 9. The Bylaws were consolidated by including the amendment provided for in item 8, which will become effective in accordance with Attachment II to these minutes, after the resolutions of this Meeting are approved by BACEN. REMOTE VOTING: The receipt of 104 remote voting forms in the period from October 31, 2023 and November 23, 2023 was recorded, which were duly computed and consolidated in the Final Voting Map. QUORUM FOR RESOLUTIONS: Resolutions were adopted by a majority of votes, as stated in the Final Voting Map attached to these minutes detailing the percentages of approval, rejection and abstention on each matter resolved upon at the General Stockholders’ Meeting. DOCUMENTS FILED AT THE HEAD OFFICE: Opinion of the Supervisory Council, Management’s Proposal of October 31, 2023 and Voting Maps. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), November 30, 2023. (undersigned) Álvaro Felipe Rizzi Rodrigues – Chairman; Leandro Miana Telles – Secretary. WE HEREBY CERTIFY THAT THIS IS A TRUE COPY OF THE ORIGINAL DRAWN UP IN THE OWN BOOK. São Paulo (SP), November 30, 2023. (undersigned) Álvaro Felipe Rizzi Rodrigues – Chairman; Leandro Miana Telles – Secretary. RENATO LULIA JACOB Director of Investor Relations and Market Intelligence ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 PROTOCOL AND JUSTIFICATION FOR THE TOTAL SPIN-OFF OF BANCO ITAÚ BBA S.A. WITH THE MERGER OF THE SPUN-OFF PORTIONS INTO ITAÚ UNIBANCO HOLDING S.A. AND ITAÚ BBA ASSESSORIA FINANCEIRA S.A. By this Protocol and Justification for the Spin-off (“Protocol and Justification”), entered into in accordance with the provisions in Articles 224, 225 and 229 of Law No. 6,404/76 (“Brazilian Corporate Law”) and other applicable legal provisions, and in the due form of the law, the parties qualified below: 1- BANCO ITAÚ BBA S.A., headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3500, 1º, 2º, 3º (parte), 4º e 5º andares, Itaim Bibi, CEP 04538-132, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 17.298.092/0001-30 and NIRE 35300318951(“ITAÚ BBA”), herein represented by its undersigned Officers; 2- ITAÚ UNIBANCO HOLDING S.A., headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23 and NIRE No. 35300010230 (“ITAÚ UNIBANCO HOLDING”), herein represented by its undersigned Officers; and 3- ITAÚ BBA ASSESSORIA FINANCEIRA S.A.(formerly named Tulipa S.A.), headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.500, 2º andar, Itaim Bibi, CEP 04538-132, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 04.845.753/0001-59 and NIRE 35300187440 (“ITAÚ ASSESSORIA”), herein represented by its undersigned Officers. ITAÚ BBA, ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA, are jointly referred to as “Companies” or “Parties”. WHEREAS: I. Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and business, aimed at providing higher efficiency and return on invested amounts to its stockholders. Accordingly, on October 26, 2023, ITAÚ UNIBANCO HOLDING’s Board of Directors approved the proposal for a corporate restructuring aimed at the total spin-off of ITAÚ BBA and the merger of the spun-off portions into ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA, as detailed below (“Spin-off” or “Transaction”).The purpose of the Spin-off will be to transfer (a) all activities related to financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A.(CNPJ:04.463.083/0001-06), to ITAÚ ASSESSORIA; and (b) all typical activities of financial institutions and other assets and liabilities of ITAÚ BBA to ITAÚ UNIBANCO HOLDING; ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 II. according to studies conducted, the total spin-off of ITAÚ BBA with the merger of the spun-off portions to ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA is more convenient and efficient from the structural standpoint, and that is the reason why the execution of this Protocol and Justification is proposed; and III. currently, ITAÚ UNIBANCO HOLDING is (a) the direct holder of 100% of the shares of ITAÚ BBA; and (b) the indirect holder, via Itaú Consultoria de Valores Mobiliários e Participações S.A. (CNPJ: 58.851.775/0001-50), of 100% of the shares of ITAÚ ASSESSORIA. THE PARTIES HERETO AGREE TO execute this Protocol and Justification, which shall be ruled by the following terms and conditions: 1. REASONING AND PURPOSE OF THE TRANSACTION, COMPANIES’ INTEREST IN THE TRANSACTION AND COMPONENTS OF THE SPUN-OFF PORTION 1.1. After studies about the convenience of the Transaction, and based on the arguments included in the recitals above, the management members of the Companies have concluded that this restructuring will fully meet the Itaú Unibanco Conglomerate’s interests. 1.2. The purpose of ITAÚ BBA Spin-off is to seek greater synergy among the companies and activities of the Itaú Unibanco Conglomerate for the purpose of streamlining costs and achieving more efficiency. 1.3. The Spin-off will imply the transfer of the total equity of ITAÚ BBA and (i) the first spun-off portion to be merged into ITAÚ ASSESSORIA shall consist of assets and liabilities that were valued at two billion, three hundred and eight million, eight hundred and sixty-five thousand, four hundred and forty-two Brazilian reais and eight cents of Brazilian reais (R$2,308,865,442.08), which, as mentioned before, includes the assets and liabilities related to financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (“Spun-off Portion Itaú Assessoria”); and (ii) the second spun-off portion to be merged into Itaú UNIBANCO HOLDING shall consist of assets and liabilities that were valued at seven hundred and nine million, one hundred and seventy-six thousand, two hundred and seventy-six Brazilian reais and ninety-one cents of Brazilian reais (R$709,176,276.91), which, as mentioned before, includes the assets and liabilities related to the typical activities of financial institutions and other assets and liabilities of ITAÚ BBA (“Spun-off Portion IUH”). 1.4. We take the opportunity to clarify that ITAÚ UNIBANCO HOLDING is a multiple bank authorized to operate by the Central Bank of Brazil (“BACEN”), and that is the reason why its corporate purpose is appropriate for carrying out the activities to be transferred to ITAÚ BBA. Likewise, ITAÚ ASSESSORIA also has a corporate purpose appropriate for carrying out the activities to be transferred to ITAÚ BBA. 2. APPRAISAL CRITERIA, BASE DATE, AND TREATMENT GIVEN TO SUBSEQUENT CHANGES IN EQUITY ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 2.1. ITAÚ BBA’s equity, to be merged with and into ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA, will be appraised at book value, based on ITAÚ BBA’s balance sheet as of June 30, 2023 (“Spin-off Base Date”). 2.2. The expert firm PricewaterhouseCoopers Auditores Independentes (“PWC”), headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under the No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under the No. 2SP000160/O-5, has been engaged to appraise ITAÚ BBA’s book net worth, which will have two spun-off portions merged into ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA, based on the balance sheet as of the Spin-off Base Date. The appraisal report on the book net worth (“Appraisal Report”) is an integral part of this Protocol and Justification, under the terms of Attachment I, and the amount specified in it will be submitted to the review and approval by the stockholders of the Companies, in accordance with the law. 2.3. Of the total equity of three billion, eighteen million, forty-one thousand, seven hundred and eighteen Brazilian reais and ninety-ninety cents of Brazilian reais (R$3,018,041,718.99) recorded in the balance sheet on the Base Date of ITAÚ BBA Spin-Off and confirmed by the Appraisal Report, the following will be transferred (i) to ITAÚ UNIBANCO HOLDING, the amount of seven hundred and nine million, one hundred and seventy-six thousand, two hundred and seventy-six Brazilian reais and ninety-one cents of Brazilian reais (R$709,176,276.91); and (ii) to ITAÚ ASSESSORIA, the amount of two billion, three hundred and eight million, eight hundred and sixty-five thousand, four hundred and forty-two Brazilian reais and eight cents of Brazilian reais (R$2,308,865,442.08), and all assets and liabilities transferred are listed in details in Attachment II of this Protocol and Justification. 2.4. As a result of the Spin-off, ITAÚ BBA will be dissolved and its equity will be transferred to ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA, and the equity of ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA after the Spin-off will be represented in accordance with the table below: ITAÚ UNIBANCO HOLDING Description of accounts Equity on 06.30.2023 Spun-off portion Cancellation of the investment and equity After the spin-off Equity 170,577,389,104.15 709,176,276.91 (709,176,276.91) 170,577,389,104.15 Capital 90,729,000,000.00 17,010,000.00 (17,010,000.00) 90,729,000,000.00 Capital reserve 2,270,290,631.73 10,896,958.21 (10,896,958.21) 2,270,290,631.73 Revenue reserve 85,111,082,919.94 705,808,675.42 (705,808,675.42) 85,111,082,919.94 Other comprehensive income (7,424,098,069.66) (24,539,356.72) 24,539,356.72 (7,424,098,069.66) (Treasury shares) (108,886,377.86) - - (108,886,377.86) ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 ITAÚ ASSESSORIA Description of accounts Equity on 06.30.2023 Subsequent event1 After the subsequent event Spun-off portion After the spinoff Equity 275,787.56 860,000.00 1,135,787.56 2,308,865,442.08 2,310,001,229.64 Capital 150,000.00 860,000.00 1,010,000.00 1,308,990,000.00 1,310,000,000.00 Capital reserve - - - 2,610,966.98 2,610,966.98 Revenue reserve 125,787.56 - 125,787.56 1,119,785,912.67 1,119,911,700.23 Carrying value adjustments - - - (122,521,437.57) (122,521,437.57) ¹ August 4, a capital increase was approved. 2.5. Taking into account that ITAÚ BBA is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING, the merger of the Spun-off Portion IUH will not imply a capital increase or an issue of new shares of ITAÚ UNIBANCO HOLDING. 2.6. However, the merger of the Spun-off Portion Itaú Assessoria will imply a capital increase and an issue of new shares of ITAÚ ASSESSORIA, to be assigned to ITAÚ UNIBANCO HOLDING, replacing a portion of its shares held by ITAÚ BBA, which will be cancelled, as explained below. 2.7. The Spin-off (i) will be carried out at ITAÚ BBA’s Extraordinary General Stockholders’ Meeting, with the approval of at least this Protocol and Justification and the Spinoff, the appointment and engagement of PwC as the appraiser and the Appraisal Report prepared by PWC, and their management members will be authorized to carry out any and all actions required for the implementation of this Spin-off; (ii) will be carried out at ITAÚ UNIBANCO HOLDING’s Extraordinary General Stockholders’ Meeting, with the approval of at least this Protocol and Justification and the Spin-off, the appointment and engagement of PwC as the appraiser, the Appraisal Report prepared by PWC and the Transaction, and their management members will be authorized to carry out any and all actions required for the implementation of this Spin-off; (iii) will be carried out at ITAÚ ASSESSORIA’s Extraordinary General Stockholders’ Meeting, with the approval of at least this Protocol and Justification and the Spin-off, the appointment and engagement of PwC as the appraiser, the Appraisal Report prepared by PWC and the Transaction, as well as the resulting capital increase and issue of shares of ITAÚ ASSESSORIA to be transferred to ITAÚ UNIBANCO HOLDING, and their management members will be authorized to carry out any and all actions required for the implementation of this Spin-off; and (iv) will be perfected by April 30, 2024, which may be brought forward to the last day of the month prior to this date, by resolution of the Board of Officers of ITAÚ UNIBANCO HOLDING. In any event, the Spin-off will be subject to approval by BACEN. If BACEN approval occurs after April 30, 2024, the Spin-off shall become effective on the last day of the month of said approval ("Effective Date"). On the Effective Date, all rights, obligations and contingencies that constitute the Spun-off Portion IUH and the Spun-off Portion Itaú Assessoria will be transferred, respectively, to ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA. 2.8. Possible equity variations between the Spin-off Base Date and the Spin-off Date, if any, will be recognized by ITAÚ BBA and transferred to ITAÚ UNIBANCO HOLDING or to ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 ITAÚ ASSESSORIA, in accordance with the portion of ITAÚ BBA’s equity they have received 3. CAPITAL AND EXCHANGE RATIO 3.1. After the Spin-off, ITAÚ BBA will be dissolved and the totality of the common and preferred shares it has issued will be cancelled. In accordance with item 2.5 and taking into account that ITAÚ BBA is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING, the merger of the Spun-off Portion IUH will not imply a capital increase or an issue of new shares of ITAÚ UNIBANCO HOLDING. Therefore, after the Spin-off, ITAÚ UNIBANCO HOLDING’s capital stock will remain being ninety billion, seven hundred and twenty-nine million Brazilian reais (R$ 90,729,000,000.00), divided into four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) preferred shares. 3.1.1. Taking into account that the merger of the Spun-off Portion IUH will not give rise to a capital increase and/or the issue of new shares by ITAÚ UNIBANCO HOLDING, there is no need to set out criteria for a ratio of exchange regarding the portion transferred thereto. 3.2. However, in accordance with item 2.6, the merger of the Spun-off Portion Itaú Assessoria will imply a capital increase of ITAÚ ASSESSORIA in the amount of one billion, three hundred and eight million and nine hundred and ninety thousand Brazilian reais (R$1,308,990,000.00), by means of the issue of eight hundred and forty-nine million, one hundred and sixty-one thousand and six hundred and fifty-eight (849.161.658) new shares, to be assigned to ITAÚ UNIBANCO HOLDING, replacing the portion of its investment in ITAÚ BBA to be cancelled as a result of the merger of the Spun-off Portion Itaú Assessoria. Accordingly, ITAÚ ASSESSORIA’s capital will total one billion and three hundred and ten million Brazilian reais (R$1,310,000,000.00), divided into eight hundred and forty-nine million, five hundred and seventy-nine thousand and three hundred and eighty-one (849,579,381) registered shares, with no par value, of which two hundred and eighty-three million, one hundred and ninety-three thousand and one hundred and twenty-seven (283,193,127) are common shares and five hundred and sixty-six million, three hundred and eighty-six thousand and two hundred and fifty-four (566.386.254) are preferred shares, from one million and ten thousand Brazilian reais (R$1,010,000.00), divided into four hundred and seventeen thousand and seven hundred and twenty-three (417,723) registered shares, with no par value, of which one hundred and thirty-nine thousand and two hundred and forty-one (139,241) are common shares and two hundred and seventy-eight thousand and four hundred and eighty-two (278,482) are preferred shares. 3.2.1. With respect to capital increase, the following exchange ratio will be adopted: for each share, common or preferred, issued by ITAÚ BBA to be merged related to the Spun-off Portion ITAÚ ASSESSORIA, 124.0362693541 shares of ITAÚ ASSESSORIA, representing the equivalent to eight hundred and forty-nine million, one hundred and sixty-one thousand and six hundred and fifty-eight (849,161,658) registered shares, with no par value, will be assigned to ITAÚ UNIBANCO HOLDING as follows:(i) two hundred and eighty-three million, fiftyANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 three thousand and eight hundred and eighty-six (283,053,886) registered common shares, with no par value; and (ii) five hundred and sixty-six million, one hundred and seven thousand and seven hundred and seventy-two (566,107,772) registered preferred shares, with no par value. 3.3. The above mentioned exchange ratio was established based on the net book worth of the shares of ITAÚ BBA and ITAÚ ASSESSORIA determined based on the balance sheets prepared on the Spin-off Base Date. 3.4. Accordingly, after the Spin-off, ITAÚ ASSESSORIA will have the following capital structure: STOCKHOLDER COMMON SHARES PREFERRED SHARES TOTAL PER STOCKHOLDER PERCENTAGE Itaú Consultoria de Valores Mobiliários e Participações S.A. 139,241 278,482 417,723 0.05% Itaú-Unibanco Holding S.A. 283,053,886 566,107,772 849,161,658 99.95% TOTAL 283,193,127 566,386,254 849,579,381 100% 4. AMENDMENTS TO THE BYLAWS 4.1. Due to the capital increase in ITAÚ ASSESSORIA, to be carried out in accordance with item 3.2 above, this increase and the resulting issue of shares shall be submitted to a resolution of ITAÚ ASSESSORIA’s stockholders and, subsequently, the amendment to the main paragraph of Article 3 of the Bylaws will be submitted for approval so that it will become effective with the following wording: Article3 – The fully paid up capital in national currency is one billion and three hundred and ten million Brazilian reais (R$1,310,000,000,00), divided into eight hundred and forty-nine million, five hundred and seventy-nine thousand and three hundred and eighty-one (849,579,381) registered shares, with no par value, of which two hundred and eighty-three million, one hundred and ninety-three thousand and one hundred and twenty-seven (283,193,127) are common shares and five hundred and sixty-six million, three hundred and eighty-six thousand and two hundred and fifty-four (566,386,254) are preferred shares that will have no voting rights, and they shall comply with the limit of two thirds (2/3) of the total shares issued and shall be entitled to the following advantages: a) priority in the distribution of a minimum dividend, per share, of 3% of the amount of the share’s equity and, in the event of a split or reverse split, the minimum dividend will be adjusted in accordance with the new number of shares of that type; b) participation under the same conditions as the common shares in the distribution of dividends after a dividend equal to the minimum dividend provided for in item “a” is assured; c) priority in the reimbursement of capital, with no premium, in the event of liquidation of the company up to the amount of the portion of the capital represented by this ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 type of shares; and d) participation under the same conditions as the common shares in capital increases arising from the capitalization of reserves and profit. Sole paragraph. The Company can acquire its own shares upon the authorization of the Board of Directors, for the purposes of cancellation or holding as treasury stock. 4.2. As mentioned before, this Transaction will not result in capital increase and/or amendment to ITAÚ UNIBANCO HOLDING’s Bylaws. 5. MISCELLANEOUS 5.1. ITAÚ BBA has currently several branches. Taking into account that ITAÚ BBA will be dissolved at the Spin-off Date, these branches will also no longer exist. 5.2. All registrations and applications for registration of trademarks and domains owned by ITAÚ BBA, in Brazil and abroad, are an integral part of the Spun-off Portion IUH and will be transferred as detailed in Attachment III hereto. 5.3. Without prejudice to the provision in this instrument, it is ratified that all contingencies and judicial deposits recorded on behalf of ITAÚ BBA up to the Spin-off Base Date are an integral part of the assets of the Spun-off Portion IUH, and this is the reason why ITAÚ UNIBANCO HOLDING will succeed ITAÚ BBA to all its rights and obligations. 5.4. Since ITAÚ UNIBANCO HOLDING is the only stockholder of ITAÚ BBA and has already stated a favorable position for the transaction, no reimbursement amount has to be determined and the provisions in Article 264 of Brazilian Corporate Law will not apply. Additionally, Articles 137 and 256 of the Brazilian Corporate Law will not apply, since ITAÚ BBA is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING. 5.5. In accordance with the sole paragraph of Article 233 of the Brazilian Corporate Law, after the Spin-off all the assets, rights, properties, obligations, contingencies and responsibilities of ITAÚ BBA in relation to the Spun-off Portion IUH will be automatically transferred to ITAÚ UNIBANCO HOLDING’s assets, which will succeed ITAÚ BBA only as it concerns to the obligations related to the Spun-off Portion IUH. Likewise, after the Spin-off all the assets, rights, properties, obligations, contingencies and responsibilities of ITAÚ BBA in relation to the Spun-off Portion Itaú Assessoria will be automatically transferred to ITAÚ ASSESSORIA’s assets, which will succeed ITAÚ BBA only as it concerns to the obligations related to the Spun-off Portion ITAÚ ASSESSORIA. 5.6. Taking into account that the Spin-off involves ITAÚ BBA and ITAÚ UNIBANCO HOLDING, and both companies are authorized to operate by the Central Bank of Brazil, the Transaction will be submitted to approval from the latter, in accordance with applicable regulation. 5.7. The Companies agree that, after the terms of Transaction are approved by the proper bodies of the Companies, under the terms of this Protocol and Justification, and after review ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 and approval from the Central Bank of Brazil, the former will file and publish the Spin-off related acts, in accordance with applicable legislation. 5.8. This Protocol and Justification will be entered into on an irrevocable and irreversible basis, binding the signatories hereto and their successors and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of São Paulo to settle any controversies arising from this Protocol and Justification. IN WITNESS WHEREOF, the parties hereby have executed this Protocol and Justification in four (4) copies of equal content, in the presence of the two (2) witnesses identified below. São Paulo (SP), October 31, 2023. BANCO ITAÚ BBA S.A. FLÁVIO AUGUSTO AGUIR DE SOUZA CARLOS HENRIQUE DONEGÁ AIDAR Officer Officer ITAÚ UNIBANCO HOLDING S.A. ALEXSANDRO BROEDEL LOPES JOSÉ VIRGILIO VITA NETO Officer Officer ITAÚ BBA ASSESSORIA FINANCEIRA S.A. ALEXSANDRO BROEDEL LOPES CARLOS HENRIQUE DONEGÁ AIDAR Officer Officer Witnesses: 1._________________________________ 2._________________________________ Name: DARIO BARGAS PASSOS Name: MARCOS LUIZ FERREIRA RG-SSP/SP 18.811.225 – CPF 080.496.398-35 RG-SSP/SP 25.575.317-2 – CPF 176.147.528-21 ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 ATTACHMENT I TO THE PROTOCOL AND JUSTIFICATION FOR THE TOTAL SPIN-OFF OF BANCO ITAÚ BBA S.A. WITH THE MERGER OF THE SPUN-OFF PORTIONS INTO ITAÚ UNIBANCO HOLDING S.A. AND ITAÚ BBA ASSESSORIA FINANCEIRA S.A. APPRAISAL REPORT www.pwc.com.br (A free translation of the original in Portuguese) Banco Itaú BBA S.A. Stockholders' equity valuation report calculated based on accounting records June 30, 2023 DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 1 2 3 Stockholders' equity valuation report calculated based on accounting records To Management Banco Itaú BBA S.A. Audit firm identification PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16o andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated July 1st, 2022, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 161.638, on August 26, 2022, represented by its partner under signed, Mr. Emerson Laerte da Silva, Brazilian, married, accountant, holder of identity card number 18.126.213-7, individual taxpayer identification number 125.160.718-76 and in the Regional Accounting Council of the State of São Paulo under the number 1SP171089/O-3, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of Banco Itaú BBA S.A. ("Bank") to evaluate its stockholders' equity calculated based on the accounting records on June 30, 2023, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, presents below the results of its work. Purpose of evaluation The valuation of the stockholders' equity of Banco Itaú BBA S.A., as of June 30, 2023, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the spin-off of certain assets and liabilities of Banco Itaú BBA S.A. for merger into Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.), to be deliberated at the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and effected after authorization by the Central Bank of Brazil. Management's responsibility for the accounting information The Bank's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Bank is described in Appendix II of the valuation report. 2 of 8 PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 3 of 8 4 5 6 Banco Itaú BBA S.A. Scope of the work and responsibility of the independent auditors Our responsibility is to express a conclusion about the book value of the Bank's stockholders' equity as of June 30, 2023, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders' equity determined for the preparation of our valuation report is free from material misstatement. An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in stockholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion Based on the work performed, we conclude that the amount of R$ 3,018,041,718.99 (three billion, eighteen million, forty-one thousand, seven hundred and eighteen reais and ninety-nine cents), according to the balance sheet as of June 30, 2023, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders' equity of Banco Itaú BBA S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. São Paulo, October, 31, 2023 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Banco Itaú BBA S.A. Summarized balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaú BBA S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 4 of 8 Pro-forma balance¹ Assets Accounting balance, in reais, at June 30, 2023 Portion of spin-off to be incorporated by Itaú Unibanco Holding S.A.¹² Portion of spin-off to be incorporated by Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.)¹² After spin-off Current and long-term assets - Cash - lnterbank investments - Securities - lnterbank accounts - Other receivables 693,075,983.37 6,533.07 322,763,700.56 424,957.24 2,940.82 367,463,150.36 2,414,701.32 324,167,952.40 - 200,000,000.00 - - 123,814,014.25 353,938.15 - Other assets Permanent assets 402,686,309.05 2,178,288,740.82 - lnvestments 398,676,583.41 2,178,288,740.82 - Real estate 4,007,907.52 - - lntangible assets 1,017,243,935.77 6,533.07 522,763,700.56 424,957.24 2,940.82 491,277,164.61 2,768,639.47 2,580,975,049.87 2,576,965,324.23 4,007,907.52 1,818.12 1,818.12 - - Total assets 3,598,218,985.64 1,095,762,292.42 2,502,456,693.22 - Notes: 1 According to the Protocol and Justification of the spin-off and subsequent merger, dated at October 31, 2023. 2 The spin-off of Banco Itaú BBA S.A. and consequent merger into Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.), is subject to the approval of shareholders of Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. through the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and will be effected after authorization by the Central Bank of Brazil. DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Banco Itaú BBA S.A. Summarized balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaú BBA S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 5 of 8 Pro-forma balance¹ Liabilities and stockholders' equity Accounting balance, in reais, at June 30, 2023 Portion of spin-off to be incorporated by Itaú Unibanco Holding S.A.¹² Portion of spin-off to be incorporated by Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.)¹² After spin-off Current and Non-current liabilities 580,177,266.65 386,586,015.51 193,591,251.14 - Provisions 64,395,868.86 64,395,868.86 - - Other liabilities 515,781,397.79 322,190,146.65 193,591,251.14 - Total liabilities 580,177,266.65 386,586,015.51 193,591,251.14 - Capital 1,326,000,000.00 17,010,000.00 1,308,990,000.00 - Capital reserves 13,507,925.19 10,896,958.21 2,610,966.98 - Revenue reserves 1,825,594,588.09 705,808,675.42 1,119,785,912.67 - Other comprehensive income (147,060,794.29) (24,539,356.72) (122,521,437.57) - Total stockholders' equity 3,018,041,718.99 709,176,276.91 2,308,865,442.08 - 1,095,762,292.42 2,502,456,693.22 Total liabilities and stockholders' equity - Notes: 1 According to the Protocol and Justification of the spin-off and subsequent merger, dated October 31, 2023. 2 The spin-off of Banco Itaú BBA S.A. and consequent merger into Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.), is subject to the approval of shareholders of Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. through the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and will be effected after authorization by the Central Bank of Brazil. 3,598,218,985.64 DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Banco Itaú BBA S.A. Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaú BBA S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 6 of 8 1 General information Banco Itaú BBA S.A. ("Itaú BBA" or "Bank") is engaged in banking activities, including foreign exchange operations, in the types authorized for multiple banks, with commercial, investment, leasing and real estate credit portfolios and credit, financing and investment. Itaú BBA's operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market, led by Itaú Unibanco Holding S.A. The benefits of the services provided between these institutions and the corresponding costs are absorbed according to the practicality and reasonableness of being attributed to them. 2 Basis for preparing the balance sheet and summary of the main accounting policies The balance sheet as of June 30, 2023 was prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil and is intended to be part of the documentation of Itaú Unibanco Conglomerate's corporate reorganization. This corporate reorganization consists of the spin-off of certain assets and liabilities held by Banco Itaú BBA S.A. for subsequent merger by Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.). Bank's accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). The main accounting policies applied in the preparation of the balance sheet are presented below. (a) Cash Cash includes cash and bank deposits. (b) Interbank investments, funds from acceptances and issuance of securities and other receivables and payables Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Banco Itaú BBA S.A. Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaú BBA S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 7 of 8 (c) Securities Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified as: . Available for sale - Securities that may be traded but are not acquired with the purpose of being actively and frequently traded, valued at fair value as a counterpart to the separate Stockholders' Equity account. Gains and losses on securities available for sale, when realized, will be recognized on the trading date in the Income Statement, against a specific account in Stockholders' Equity. Fair value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. (d) Other assets They are comprised of prepaid expenses, corresponding to disbursements which will produce benefits in future years. (e) Investments They are initially recognized at acquisition cost and subsequently valued using the equity method. Goodwill arising from investment acquisitions is amortized based on expected future profitability or its realization, when applicable. (f) Contingent Assets and Liabilities and Legal Obligations These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Balance Sheet, except when the Bank's Management considers that realization is practically certain. In general, they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management's best estimates, and are classified as: . Probable: in which liabilities are recognized in the Balance Sheet under Provisions; DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Banco Itaú BBA S.A. Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaú BBA S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 8 of 8 . Possible: which are disclosed in the notes to the financial information, but no provision is recorded; . Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by claims relating to tax obligations, the legality or constitutionality of which is subject to judicial challenge, constituted by the full amount under discussion. (g) Income Tax and Social Contribution There are two components in the provision for Income Tax and Social Contribution: current and deferred. The current component approximates the taxes to be paid or recovered in the applicable period. The deferred component, represented by deferred tax assets and deferred tax obligations, is obtained by the differences between the accounting and tax calculation bases of assets and liabilities, at the end of each period. (h) Share capital Common and preferred shares are classified in stockholders' equity. Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders' equity as a deduction from the amount raised, net of taxes. * * * DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 Certificate Of Completion Envelope Id: 92BD0A8DFAEF4CB18BA7B87CBEF06D11 Status: Completed Subject: Laudo Itaú BBA 30.06.2023 - Inglês LoS / Área: Assurance (Audit, CMAAS) Tipo de Documento: Relatórios ou Deliverables Source Envelope: Document Pages: 8 Signatures: 1 Envelope Originator: Certificate Pages: 8 Initials: 0 Rafael Meta AutoNav: Enabled EnvelopeId Stamping: Enabled Time Zone: (UTC-03:00) Brasilia Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca São Paulo, SP 05001-100 rafael.meta@pwc.com IP Address: 201.56.164.188 Record Tracking Status: Original 31 October 2023 | 11:43 Holder: Rafael Meta rafael.meta@pwc.com Location: DocuSign Status: Original 31 October 2023 | 11:52 Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team @pwc.com Location: DocuSign Signer Events Signature Timestamp Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate Signature Provider Details: Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signer CPF: 12516071876 Signer Role: Engagement Leader Signature Adoption: Pre-selected Style Using IP Address: 201.56.5.228 Sent: 31 October 2023 | 11:45 Viewed: 31 October 2023 | 11:49 Signed: 31 October 2023 | 11:52 Electronic Record and Signature Disclosure: Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC In Person Signer Events Signature Timestamp Editor Delivery Events Status Timestamp Agent Delivery Events Status Timestamp Intermediary Delivery Events Status Timestamp Certified Delivery Events Status Timestamp Carbon Copy Events Status Timestamp Rafael Meta rafael.meta@pwc.com Security Level: Email, Account Authentication (None) Sent: 31 October 2023 | 11:52 Viewed: 31 October 2023 | 11:52 Signed: 31 October 2023 | 11:52 Electronic Record and Signature Disclosure: Not Offered via DocuSign Witness Events Signature Timestamp Notary Events Signature Timestamp Envelope Summary Events Status Timestamps Envelope Sent Hashed/Encrypted 31 October 2023 | 11:45 Certified Delivered Security Checked 31 October 2023 | 11:49 Signing Complete Security Checked 31 October 2023 | 11:52 Completed Security Checked 31 October 2023 | 11:52 Payment Events Status Timestamps Electronic Record and Signature Disclosure CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA Registro Eletrônicos e Divulgação de Assinatura Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. 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ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 ATTACHMENT II TO THE PROTOCOL AND JUSTIFICATION FOR THE TOTAL SPIN-OFF OF BANCO ITAÚ BBA S.A. WITH THE MERGER OF THE SPUN-OFF PORTIONS INTO ITAÚ UNIBANCO HOLDING S.A. AND ITAÚ BBA ASSESSORIA FINANCEIRA S.A. A. ASSETS AND LIABILITIES TRANSFERRED Banco ITAÚ BBA S.A. Balance Sheet (In millions of Brazilian reais) 1 Assets Before the spin-off 06/30/2023 Spun-off portion transferred to Itaú Unibanco Holding Spun-off portion transferred to Itaú Assessoria Current and non-current 1,017,244 693,076 324,168 Cash equivalents 7 7 - Interbank investments 522,764 322,764 200,000 Money market investments 522,764 322,764 200,000 Marketable securities 425 425 - Own portfolio 425 425 - Interbank accounts 3 3 - Correspondent banks 3 3 - Interbranch accounts - - - Other receivables 491,277 367,463 123,814 Current tax assets 209,354 209,354 - Deferred tax assets 122,126 51,394 70,732 Income receivable 77,639 29,702 47,937 Sundry 82,159 77,013 5,146 Other assets 2,769 2,415 354 Prepaid expenses 2,769 2,415 354 Permanente assets 2,580,975 402,686 2,178,289 Investments 2,576,965 398,677 2,178,289 Investments in subsidiaries and associates 2,576,965 398,677 2,178,289 Fixed assets 4,008 4,008 - Real estate properties 662 662 - Other fixed assets 3,977 3,977 - (Accumulated depreciation) (630) (630) - Intangible assets 2 2 - Intangible assets 5 5 - (Accumulated amortization) (3) (3) - Total assets 3,598,219 1,095,762 2,502,457 ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 Banco ITAÚ BBA S.A. Balance sheet (In millions of Brazilian reais) 1 Liabilities and equity Before the spin-off 06/30/2023 Spun-off portion transferred to Itaú Unibanco Holding Spun-off portion transferred to Itaú Assessoria Current and non-current 580,177 386,586 193,591 Provisions 64,396 64,396 - Other liabilities 515,781 322,190 193,591 Current tax liabilities 213,811 205,917 7,893 Deferred tax liabilities 1,394 1,394 - Social and statutory 248,007 94,023 153,984 Sundry 52,571 20,856 31,714 Equity 3,018,042 709,176 2,308,865 Capital 1,326,000 17,010 1,308,990 Capital reserves 13,508 10,897 2,611 Revenue reserves 1,825,595 705,809 1,119,786 Other comprehensive income (147,061) (24,539) (122,521) Total liabilities and equity 3,598,219 1,095,762 2,502,457 ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 ATTACHMENT III TO THE PROTOCOL AND JUSTIFICATION FOR THE TOTAL SPIN-OFF OF BANCO ITAÚ BBA S.A. WITH THE MERGER OF THE SPUN-OFF PORTIONS INTO ITAÚ UNIBANCO HOLDING S.A. AND ITAÚ BBA ASSESSORIA FINANCEIRA S.A. 1. Trademarks Registered in Brazil Registration number Trademark Country 1. 006226124 Brazil 2. 814451985 Brazil 3. 815205767 BBA Brazil 4. 814451993 Brazil 5. 006099602 BEMGE Brazil 2. Domains Registered in Brazil Domain 1. bemge.com.br 2. bbamind.com.br 3. itaubba.com.br 4. itau-bba.com.br 5. qqmailer.com.br 6. bancobba.com.br 7. bba-mind.com.br 8. bba.com.br 9. bancoitaubba.com.br ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 3. TRADEMARKS REGISTERED ABROAD Registration number Trademark Country/Territory 1. 30149945 BBA Germany 2. 17027 BBA Aruba 3. 553715 BBA Benelux 4. 107272-A Bolivia 5. 1195247 BBA Chile 6. 93012 BBA Costa Rica 7. 2773-IEPI BBA Ecuador 8. 1.903.405 BBA Spain 9. 2089507 BBA United States of America 10. 137694 BBA Finland 11. 94/523930 BBA BANK France 12. 94/523931 BANCO BBA France 13. B01567 BBA Hong Kong 14. 207251 BANCO BBA Ireland 15. 207250 BBA BANK Ireland 16. 1594923 BBA Italy 17. 560.824 BBA Mexico 18. 174083 BBA Norway 19. 412742 BBA Paraguay 20. 6942 BBA Peru ANNEX I OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 21. 300296 BBA Portugal 22. 2032204 BANCO BBA United Kingdom 23. UK00900235101 BBA United Kingdom 24. 421438 BBA Switzerland 25. 000235101 BBA European Union 26. 470775 BBA Uruguay 27. 3327-S BBA Venezuela 4. DOMAINS REGISTERED ABROAD Domain Country/Region 1. bba.asia Asia 2. bancobba.asia Asia 3. bancoitaubba.asia Asia ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 ATTACHMENT II CONSOLIDATED BYLAWS THE ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 Authorized Capital: up to 13,176,900,000 shares Subscribed and Paid-in Capital: R$90,729,000,000.00 – 9,804,135,348 shares BYLAWS Article 1 – NAME, TERM AND HEAD OFFICE - The publicly-held joint stock company governed by these Bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term, has its head office and address for legal purposes in the City and State of São Paulo. Article 2 – PURPOSE - The company has as its purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of customer loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, dissemination materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes. Article 3 – CAPITAL AND SHARES – Subscribed and paid up capital is ninety billion and seven hundred twenty–nine million Brazilian reais (R$90,729,000,000.00), represented by nine billion, eight hundred and four million, one hundred and thirty–five thousand and three hundred forty–eight (9,804,135,348) book–entry shares with no par value, of which four billion, nine hundred and fifty–eight million, two hundred and ninety thousand and three hundred and fifty– nine (4,958,290,359) are common shares and four billion, eight hundred and forty–five million, eight hundred and forty–four thousand and nine hundred and eighty–nine (4,845,844,989) are preferred shares, the latter having no voting rights but with the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in a public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share that is part of the controlling block and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital – By means of a resolution of the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million and nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are common shares and six billion, five ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are preferred shares. The issues of shares for sale on Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76). 3.2. Call Options – Within the limit of the Authorized Capital and in accordance with the plan approved by the General Stockholders’ Meeting, call options may be granted to management members and employees of the company itself and of controlled companies. 3.3. Book-Entry Shares – Without any changes in the rights and restrictions that are inherent to them, under the provisions of this article, all of the company’s shares shall be in bookentry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, under the terms of Articles 34 and 35 of Law No. 6,404/76, for which a remuneration may be charged from stockholders in accordance with paragraph 3 of Article 35 of the above-mentioned law. 3.4. Share Buybacks – The company can acquire its own shares upon the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan. 3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights under the terms of the provisions of Article 111, paragraph 1, of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years. Article 4 – GENERAL STOCKHOLDERS’ MEETING – The General Stockholders’ Meeting shall meet annually within the four (4) months following the end of the fiscal year, in accordance with the legal requirements, and extraordinarily whenever corporate interests so require. 4.1. The work of any General Stockholders’ Meeting shall be chaired by a management member nominated by the Stockholders’ Meeting with a stockholder appointed by the chair as secretary. 4.2. Each common share is entitled to one vote in the resolutions of the General Stockholders’ Meetings. 4.3. The following is the exclusive prerogative of the General Stockholders’ Meeting: a) resolve upon the financial statements and the distribution and allocation of profits; b) resolve upon the management report and the Board of Officers’ accounts; c) establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 e) approve changes to the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate restructuring involving the company; f) resolve upon retained profits or the recognition of reserves; and g) resolve upon Stock Option Plans or Stock Grant Plans issued by the company or by its controlled companies. Article 5 – MANAGEMENT – The company will be managed by a Board of Directors and a Board of Officers. As provided for in legislation and in these Bylaws, the Board of Directors will act in advisory, elective and supervisory roles and excluding operating and executive duties, which shall be within the powers of the Board of Officers. 5.1. Investiture – The Directors and Officers will be invested in their positions upon the signing of their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signing of the members of management’s Instrument of Agreement, under the terms of the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation - Management members shall receive both compensation and profit sharing, in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent upon the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members - In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and prevent any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article 6 – BOARD OF DIRECTORS – The Board of Directors will be composed of natural persons, elected by the General Stockholders’ Meeting, and will have one (1) Chairman or two (2) Co–Chairmen and may have up to three (3) Vice–Chairmen chosen by the directors from among their peers. ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 6.1. The positions of Chairman or Co-Chairmen of the Board of Directors and of Chief Executive Officer or principal executive of the company may not be held by the same person. 6.2. The Board of Directors shall have at least ten (10) and at most fourteen (14) members. Within these limitations, it is the responsibility of the General Stockholders’ Meeting that elects the Board of Directors to initially establish the number of Directors who will compose this body for each term of office, provided that at least the majority shall be nonexecutive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy. 6.3. The Co-Chairmen shall have identical prerogatives and duties, and shall work together in the chair of the Board of Directors. 6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall resolve upon the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall temporarily assume all the duties inherent to the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting deputy from among its members. 6.5. The unified term of office of a member of the Board of Directors is for one (1) year as from the date they are elected by the Stockholders’ Meeting, extendable until their successors take office. 6.6. No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of their election. 6.7. The Board of Directors, which is convened by the Chairman or by any of the Co- Chairmen, will meet, ordinarily, eight (8) times annually and, extraordinarily, whenever corporate interests so require, and its resolutions will only be valid in the presence of at least an absolute majority of its acting members. 6.7.1. Any member of the Board of Directors may participate in the meetings via telephone call, videoconference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of confirming the opening or voting quorum, and their vote cast shall be deemed valid for all legal intents and purposes. 6.8. It is incumbent upon the Board of Directors to: I. establish the general business guidelines of the company; II. elect and remove from office the company's Officers and establish their duties; ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 III. nominate officers to compose the Boards of Officers of the controlled companies as specified; IV. supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. call General Stockholders’ Meetings within at least twenty-one (21) days before the effective date, the number of days being counted from the notice of the first call; VI. express an opinion on the management report, the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; VII. resolve upon budgets for results and investments and respective action plans; VIII. appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. resolve upon the distribution of interim dividends, including their distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; X. resolve upon payment of interest on capital; XI. resolve upon buyback operations on a nonpermanent basis, for treasury stock purposes, as well as resolve upon either cancellation or sale of these shares; XII. resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567 of September 17, 2015, as amended; XIII. resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors; XIV. elect and remove the members of the Audit Committee and the Compensation Committee; XV. approve the operational rules that the Audit and Compensation Committees may establish for its own operation and be aware of the Committees’ activities through their reports; XVI. assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as examine any circumstances that may compromise their independence; XVII. approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen per cent (15%) of the carrying amount of the company as registered in the most recent audited balance sheet; XVIII. state a position on the public offerings of shares or other marketable securities issued by the company; XIX. resolve upon, within the limit of the authorized capital, the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1.; and ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 XX. examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report is submitted to the Board of Directors in the latter scenario. Article 7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of the activities of the internal audit; and (iii) of activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall be composed of three (3) to seven (7) members, annually elected by the Board of Directors from among the members of the Board itself or professionals of recognized skills and outstanding knowledge, with at least one of the members of this Committee being designated Financial Expert, having proven knowledge of the accounting and audit fields. 7.1.1. The basic conditions for holding a position in the Audit Committee are: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointlycontrolled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the Supervisory Council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the persons referred to in sections “a”, “(i)” and “(iii)”; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise. 7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if their independence had been affected by any conflict of interest or potential conflict of interest; 7.1.3. Members of the Audit Committee shall have a term of office of one (1) year, and they may be reelected for up to five (5) annual terms of office, after which they may only reoccupy a seat on the Committee at least three (3) years following the expiry date of the last permitted reappointment; 7.1.4. Up to one-third (1/3) of the Audit Committee members may have their term of office renewed, subject to the maximum number of up to ten consecutive years, and the time period set in item 7.1.3. is waived; ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 7.1.5. Under no circumstance may a member of the Audit Committee continue to hold office for a period longer than: (i) ten (10) consecutive years, for up to one-third (1/3) of the members; and (ii) five (5) consecutive years for other members. 7.1.6. The Audit Committee members shall remain in their positions until their successors take office. 7.2. The Audit Committee shall meet on the convening of the Chairman and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent audit companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems. 7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s operation, including the hiring of specialists for assisting in fulfilling its responsibilities. 7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its associates unrelated to their duties as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to not receive compensation for the duties performed as a member of the latter body. 7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. Likewise, a semiannual report shall be prepared at the end of the first half of each fiscal year. 7.4.1. The summary of the Audit Committee’s Report, providing the main data, shall be published together with the financial statements. Article 8 – COMPENSATION COMMITTEE – Compliance with the duties and responsibilities related to the compensation policy for the company’s management members shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors. 8.1. The Compensation Committee shall be made up of three (3) to ten (10) members elected by the Board of Directors, one of its members being nominated for the position of Chairman. 8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to exercise proper and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member who is not a management member; ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 8.1.2. The term of office of the members of the Compensation Committee shall be one (1) year as from the date of the Meeting of the Board of Directors that elects them and expires on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least three (3) years has elapsed. 8.2. It is incumbent on the Compensation Committee to: I. prepare the compensation policy for the management members of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operation of the company’s management members’ compensation policy; III. annually review the company’s management members’ compensation policy, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders’ Meeting; V. assess future internal and external scenarios and their possible impacts on the management compensation policy; VI. examine the company’s management members’ compensation policy in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the management members’ compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council Resolution No. 3,921/2010. 8.3. The Board of Directors may assign powers to the Compensation Committee in addition to those provided for in these Bylaws. 8.4. The Board of Directors shall set an amount for compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its operation. 8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report on the activities undertaken within the scope of its duties, submitting a copy to the Board of Directors and maintaining said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years. Article 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent upon the Board of Officers, elected by the Board of Directors. ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 9.1. The Board of Officers shall have between five (5) and forty (40) members, comprising the positions of Chief Executive Officer and Officer. 9.2. The Board of Directors will define the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company’s highest executive body; 9.3. In the case of absence or incapacity of any officer, the Board of Officers may choose the acting deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an Officer who is a member of the Executive Committee appointed by them; 9.4. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer. 9.5. The officers shall exercise their terms of office of one (1) year and are eligible for reelection and they shall remain in their positions until their successors take office. 9.6. A person is ineligible (i) to hold the position of Chief Executive Officer who is already sixty-two (62) year of age on the date of the election; and (ii) to hold other positions on the Board of Officers who are already sixty (60) years of age on the date of the election. Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF OFFICERS – The Company will be represented by two Officers together to: (i) assume obligations, exercising rights in any act, contract or document that gives rise to a liability, including by pledging guarantees on obligations of third parties; (ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint powers-of-attorney to act. In any situation when the amount involved exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The Company shall be represented by two officers together to decide on opening, closing or reorganizing facilities. 10.1. In case of the main paragraph, except for the provision in item “(iii)”, the company may also be represented jointly (i) by an officer and a power-of-attorney, or (ii) by two powersof- attorney. 10.1.1. Exceptionally, the Company may be represented by just one power-of-attorney: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in powerof- attorney instruments with an “ad judicia” clause; and (iii) in general stockholders’ meetings, meetings of stockholders or unit holders of companies or investment funds in which the company holds investments. In the event of items (i) and (iii), the Company may also be represented by one officer only; 10.1.2. The Board of Directors may provide for or establish exceptions in addition to those provided for in subitem 10.1.1; 10.1.3. With the exception of those of a legal nature, power-of-attorney instruments shall have a mandatory term of no more than one year. ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms. 10.3. The Officers are responsible for the activities assigned to them by the Board of Directors. Article 11 – SUPERVISORY COUNCIL – The company will have a Supervisory Council that shall operate on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of alternate members. The election and operation of the Supervisory Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semiannual balance sheets will be prepared and, on a discretionary basis, interim balance sheets, at any date, including for the purposes of the payment of dividends, according to the legal provisions. Article 13 – ALLOCATION OF PROFIT – Together with the financial statements, the Board of Directors shall submit to the Annual General Stockholders’ Meeting a proposal for the allocation of profit for the year under the terms of Articles 186 and 191 to 199 of Law No. 6,404/76 and the following provisions: 13.1. Before any other distribution, five percent (5%) shall be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock. 13.2. The amount to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following rules: a) the preferred shares will be entitled to the priority minimum annual dividend (Article 3, item I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous subitem will be applied firstly to remunerating the common shares for a dividend that is equal to the priority dividend distributed to the preferred shares; and c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares; 13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve referred to in Article 15, “ad referendum” of the General Stockholders’ Meeting. Article 14 – MANDATORY DIVIDEND – The stockholders are entitled to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the profit recorded in the same fiscal year, adjusted according to the decrease or increase of the amounts specified in subitems “a” and “b” of item I of Article 202 of Law No. 6,404/76, and provided that items II and III of the same law are observed. ANNEX II OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 30, 2023 14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account. 14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting its amount against the amount of the mandatory dividend according to Article 9, paragraph 7, of Law No. 9,249/95. Article 15 – STATUTORY RESERVE – According to the proposal of the Board of Directors, the General Stockholders’ Meeting may resolve upon the recognition of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock, for the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital increases, including by means of new bonus shares. 15.1. The Reserve shall be comprised of funds: a) equivalent to up to 100% of profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to up to 100% of the adjusted amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1). 15.2. The balance of this reserve, added to the Legal Reserve, may not exceed the capital stock, under the terms of Article 6.404/76 of Law No. 6,404/76. 15.3. The reserve shall be separated into different subaccounts according to the fiscal years they were recognized, the profit allocated for its recognition and the Board of Directors shall specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders. Article 16 – BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type. Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment called Level 1 Corporate Governance of B3, the company, its stockholders, management members and members of the Supervisory Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”). ________________________________ CNPJ. 60.872.504/0001-23 A Publicly Listed Company Item Description Voting Number of shares % over total voting Approve 4,568,705,360 100.00% Reject - - Abstain - - Approve 4,568,705,360 100.00% Reject - - Abstain - - Approve 4,568,705,360 100.00% Reject - - Abstain - - Approve 4,568,705,360 100.00% Reject - - Abstain - - Approve 4,568,705,360 100.00% Reject - - Abstain - - Approve 4,568,705,360 100.00% Reject - - Abstain - - Approve 4,568,705,360 100.00% Reject - - Abstain - - Group Head of Investor Relations and Market Intelligence São Paulo-SP, November 30, 2023. 5 Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions: 6 Amend the Company’s Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to forty (40) members: 1 Resolve on the “Protocol and Justification” in which the terms and conditions of the total spinoff of Banco Itaú BBA S.A. are established, with the merger of the spun-off portions into the Company and Itaú BBA Assessoria Financeira S.A., as of the date base of June 30, 2023: 2 Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert company to be responsible for preparing the appraisal report on the book net worth of Banco Itaú BBA S.A. to be merged into the Company and Itaú BBA Assessoria Financeira S.A.: RENATO LULIA JACOB 3 Resolve on the appraisal report, based on the balance sheet of Banco Itaú BBA S.A. as of June 30, 2023: 4 Resolve on the merger into the Company of part of the spun-off portion of Banco Itaú BBA S.A., with no increase in the Company’s capital stock: 7 Consolidate the Bylaws to reflect the amendment mentioned in the preceding item: ITAÚ UNIBANCO HOLDING S.A. According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Extraordinary General Stockholders’ Meeting held on November 30, 2023 at 03:00 p.m. exclusively held online, is presented below: EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING Final summarized voting map CNPJ. 60.872.504/0001-23 A Publicly Listed Company 1 2 3 4 5 6 7 15.585*** 4,013 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 17.239*** 1,506,483 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 10.205*** 1,605 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 37.806*** 1,955 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.628*** 16,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 27.386*** 189,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.484*** 892,900 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 40.922*** 74,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 39.332*** 299,264 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 27.165*** 29,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 24.528*** 204,557 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.693*** 222,300 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 35.595*** 21,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 27.680*** 109,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 44.500*** 3,116 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.516*** 22,424 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.539*** 20,381 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.539*** 87,972 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.986*** 27,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.479*** 1,032,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 08.840*** 1,158,230 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.418*** 203,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 26.784*** 1,388 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 12.120*** 59,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 30.254*** 40,201 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 38.756*** 13,284 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.496*** 824,011 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.987*** 23,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 28.979*** 100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 28.394*** 35,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 28.990*** 163,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.577*** 42,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.771*** 18,675 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 20.813*** 741,240 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.384*** 25,202 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.455*** 7,300 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 13.289*** 7,900 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 15.206*** 36,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 34.825*** 1,778 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.222*** 220,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.063*** 250,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.324*** 6,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.494*** 7,197 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 08.731*** 6,151 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 21.881*** 23,757 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 44.602*** 14,829 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 12.094*** 120,864 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 20.849*** 5,900 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.479*** 1,038,211 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.987*** 5,433 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 26.160*** 12,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.470*** 72,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 24.917*** 33,952 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.839*** 262,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 33.580*** 23,900 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.050*** 90,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.839*** 977,861 Ap. Ap. Ap. Ap. Ap. Ap. Ap. According to CVM Resolution No. 81/22, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary General Stockholders’ Meeting held on November 30, 2023 at 03:00 p.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast: Final Detailed Voting Map EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING ITAÚ UNIBANCO HOLDING S.A. CPF/CNPJ Balance of Common Shares Deliberations 11.100*** 542,549 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 18.407*** 770,934 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.294*** 103,315 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 48.429*** 4,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 17.718*** 264,775 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.081*** 2,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 19.244*** 1,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 16.990*** 56,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 18.830*** 4,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.989*** 127,854 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 10.916*** 281,137 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.839*** 11,012 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 48.123*** 13,209 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.311*** 297,523 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.572*** 32,334 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.840*** 217,203 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 46.964*** 236,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.790*** 9,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.247*** 37,617 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 29.322*** 3,945,912 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.240*** 148,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.329*** 455,773 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 35.693*** 3,714,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 47.705*** 2,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.199*** 11,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.541*** 457,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.794*** 547,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 37.113*** 44,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.540*** 4,471,554 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.559*** 317,531 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 06.046*** 272,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 45.902*** 4,047 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 21.273*** 309,389 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 19.530*** 4,955 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.591*** 80,511 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 34.687*** 452,381 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 39.586*** 360,318 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 59.573*** 12,266,374 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 61.544*** 8,863,879 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 37.487*** 1,748 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 52.247*** 2,043 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 35.828*** 633,085 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 48.966*** 80,824 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 52.041*** 8,527,565 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 61.532*** 1,943,906,577 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 04.676*** 2,564,084,404 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 135.61*** 128 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 39.332*** 245,161 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 39.332*** 1,868 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 087.44*** 4,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 21.224*** 111,037 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.594*** 21,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ordinary agenda Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, November 30, 2023. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence 4) Resolve on the merger into the Company of part of the spun-off portion of Banco Itaú BBA S.A., with no increase in the Company’s capital stock: 5) Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions: 6) Amend the Company’s Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to forty (40) members: 7) Consolidate the Bylaws to reflect the amendment mentioned in the preceding item: Deliberations: 1) Resolve on the “Protocol and Justification” in which the terms and conditions of the total spin-off of Banco Itaú BBA S.A. are established, with the merger of the spun-off portions into the Company and Itaú BBA Assessoria Financeira S.A., as of the date base of June 30, 2023: Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2022: 2) Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert company to be responsible for preparing the appraisal report on the book net worth of Banco Itaú BBA S.A. to be merged into the Company and Itaú BBA Assessoria Financeira S.A.: 3) Resolve on the appraisal report, based on the balance sheet of Banco Itaú BBA S.A. as of June 30, 2023: